SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

LATAM AIRLINES GROUP S.A.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

N/A

(CUSIP Number)

Daniel Ho

Qatar Airways Group Q.C.S.C

Qatar Airways Tower 1

P.O. Box 22550

Doha, Qatar

974 (4022) 3111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

David E. Brown, Jr.

Alston & Bird LLP

950 F Street NW

Washington, DC 20004

(202) 239 3345

September 7, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Qatar Airways Group Q.C.S.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Qatar

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 60,640,768
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 60,640,768

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,640,768
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%*
14	TYPE OF REPORTING PERSON (See Instructions) HC

*

Based on 606,407,693 shares of Common Stock outstanding as of June 30, 2021, as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K, filed with the Securities and Exchange Commission on August 10, 2021, and rounded up in accordance with the instructions for the Cover Page of Schedule 13D.

1	NAME OF REPORTING PERSON Qatar Airways Investments (UK) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 60,640,768
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 60,640,768

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,640,768
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*

Based on 606,407,693 shares of Common Stock outstanding as of June 30, 2021, as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K, filed with the Securities and Exchange Commission on August 10, 2021, and rounded up in accordance with the instructions for the Cover Page of Schedule 13D.

This Amendment No. 1 amends the statement on Schedule 13D filed with the Securities and Exchange Commission by Qatar Airways Group Q.C.S.C (formerly known as Qatar Airways Q.C.S.C, “Qatar Airways”) and Qatar Airways Investments (UK) Ltd. (“QAI UK”; together with Qatar Airways, the “Reporting Persons”) on January 17, 2017 (the “Schedule 13D”) with respect to the Common Stock, no par value, of LATAM Airlines Group S.A. (“LATAM” or the “Issuer”). The Reporting Persons together with the Other Shareholders (as defined herein) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Act on account of these parties engaging in the activities described in Item 4 below. As noted below, the Reporting Persons expressly disclaim membership in such a group. Capitalized terms used but not defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The names of the persons filing this statement are Qatar Airways Group Q.C.S.C., a corporation organized and existing under the laws of Qatar and Qatar Airways Investments (UK) Ltd, a United Kingdom company and a wholly-owned subsidiary of Qatar Airways Group Q.C.S.C.

(b) The business address of Qatar Airways is Qatar Airways Tower 1, P.O. Box 22550, Doha, Qatar, and the business address of QAI UK is 10-11 Conduit Street, London W1S 2QR, United Kingdom.

(c) Qatar Airways is the national carrier of the State of Qatar. Qatar Airways serves over 150 international destinations across Africa, Asia, Europe, the Americas, and Oceania using a fleet of more than 200 aircraft. QAI UK is a direct wholly-owned subsidiary of Qatar Airways that engages in certain investment activities on behalf of Qatar Airways.

(d) Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person identified on Schedule A attached hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person identified on Schedule A attached hereto was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except as described below.

(f) Qatar Airways is organized under the laws of Qatar. QAI UK is organized under the laws of the United Kingdom. The citizenship of each director and officer of the Reporting Persons is set forth on Schedule A attached hereto.

Set forth on Schedule A attached hereto is the name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of each of the directors and executive officers of the Reporting Persons as of the date hereof.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On May 26, 2020, the Issuer and certain of its affiliates and subsidiaries filed a voluntary petition in the United States Bankruptcy Court for the Southern District of New York seeking relief under chapter 11 of title 11 of the United States Code (“Chapter 11”) to implement a financial restructuring. Thereafter, on July 7 and 9, 2020, an additional 9 affiliated debtors (together with the Issuer and certain of its affiliates and subsidiaries, the “Debtors”) filed voluntary petitions for relief under Chapter 11. The Debtors’ Chapter 11 proceedings are pending and are jointly administered under Case No. 20-11254.

In connection with the Debtors’ Chapter 11 proceedings and the Debtors’ efforts to formulate a reorganization plan, the Reporting Persons are in discussions with the Issuer, certain other of the Issuer’s shareholders, including Delta Air Lines, Inc., Costa Verde Aeronáutica S.A. and Inversiones Andes SpA (which, according to the Issuer’s Annual Report on Form 20-K, filed with the Securities and Exchange Commission on March 9, 2021, beneficially own with their respective subsidiaries and affiliated holders 121,281,538, 99,381,777 and 27,644,702 shares, or approximately 20.0%, 16.4% and 4.6%, respectively, of the Common Stock, and are referred to collectively as the “Other Shareholders”), and various creditor stakeholders in order to evaluate, with respect to the Reporting Persons’ separate and distinct interests, various transactions that could form the basis of a plan of reorganization for the Debtors, which transactions may include, but are not limited to, debt or equity financings, rights offerings, exchanges, or other similar recapitalization transactions. The Reporting Persons may engage in further discussions from time to time with the Other Shareholders and other parties, including the Issuer, regarding such potential transactions and plan of reorganization.

The information set forth in this Item 4 is subject to change or update from time to time, and there can be no assurances that the Reporting Persons will or will not exercise or take, or cause to be exercised or taken, any of the arrangements or actions described above or actions similar thereto.

The Reporting Persons expressly disclaim membership in a “group” within the meaning of Section 13(d) of the Act any other person and beneficial ownership over any shares of Common Stock beneficially owned by any other person, including the Other Shareholders and any other shareholder of the Issuer. Nothing in this Amendment No. 1 shall be deemed an admission that the Reporting Persons are a member of a “group” with any other person within the meaning of Section 13(d) of the Act.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) and 5(b) of the Schedule 13D are hereby amended and restated as follows:

(a) The Reporting Persons beneficially own 60,640,768 or approximately 10.0% of the outstanding shares of Common Stock.

(b) The Reporting Persons have the shared power to vote, or direct the vote, and the sole power to dispose, or direct the disposal of, the 60,640,768 shares of Common Stock owned by the Reporting Persons.

(c) The Reporting Persons have not effected any transactions in the Issuer’s Common Stock during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information contained in Item 4 is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2021

QATAR AIRWAYS GROUP Q.C.S.C.

/s/ Akbar Al Baker
Name: Akbar Al Baker
Title: Group Chief Executive

QATAR AIRWAYS INVESTMENTS (UK) LTD.

/s/ Daniel Ho
Name: Daniel Ho
Title: Director

Schedule A

ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSONS

Qatar Airways Group Q.C.S.C.

The executive officers and directors of Qatar Airways Group Q.C.S.C. are set forth below. The individuals’ business addresses are Qatar Airways Group Q.C.S.C., Qatar Airways Tower 1, P.O. Box 22550, Doha, Qatar. Except as otherwise stated, the present principal occupation or employment set forth below opposite the name refers to employment with Qatar Airways Group Q.C.S.C.

Name	Present Principal Occupation or Employment	Citizenship
H.E. Sheikh Abdul Rahman Khalifa Al Thani	Director and Vice Chairman	Qatar
H.E. Jassem Saif Ahmed Al Sulaiti	Director	Qatar
H.E. Issa Mohammed Al Mohannadi	Director	Qatar
H.E. Akbar Al Baker	Director and Group Chief Executive	Qatar
Sheikha Hanoof Thani Al Thani	Director	Qatar

Qatar Airways Investments (UK) Ltd.

The executive officers and directors of Qatar Airways Investments (UK) Ltd. are set forth below. The individuals’ business addresses are 10-11 Conduit Street, London W1S 2QR, United Kingdom. Except as otherwise stated, the present principal occupation or employment set forth below opposite the name refers to employment with Qatar Airways Investments (UK) Ltd.

Name	Present Principal Occupation or Employment	Citizenship
Daniel Ho	Director	United Kingdom
Rashmi Oberoi	Director	Singapore
Firoz Karki	Director	Nepal